United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number:  0-31983

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. 401(k) and Pension Plan
c/o Garmin International, Inc.
1200 East 151st Street
Olathe, KS 66062

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.
P.O. Box 10670
45 Market Street, Suite 3206B
Gardenia Court, Camana Bay
Grand Cayman KY1-1006
 Cayman Islands

Contents

Reports of Independent Registered Public Accounting Firms	1

Financial Statements

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Signature Page	13

Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	14

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm	15

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions, which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obligations, and leases in default or uncollectible are not presented, since such loans, fixed income obligations, or leases that are required to be listed in the respective schedule are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Garmin International, Inc. 401(k) and Pension Plan
Olathe, Kansas

We have audited the accompanying statement of net assets available for benefits of the Garmin International, Inc. 401(k) and Pension Plan (the Plan) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas
June 18, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Garmin International, Inc. 401(k) and Pension Plan
Olathe, Kansas

We have audited the accompanying statement of net assets available for benefits of the Garmin International, Inc. 401(k) and Pension Plan (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Kansas City, Missouri
June 26, 2008

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
Assets

Investments:
Mutual funds	$85,237,471	$105,648,855
Stable value fund	3,991,445	3,201,037
Garmin employer stock	10,996,144	39,373,762
Participant loans	1,548,074	1,291,847
	101,773,134	149,515,501

Receivables:
Employer contributions	-	1,209,287
Participants' contributions	-	976,151
Total receivables	-	2,185,438

Total Assets	101,773,134	151,700,939

Liabilities:
Excess contributions payable	90,771	-

Net assets reflecting all investments at fair value	101,682,363	151,700,939

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	37,416	(18,919)

Net assets available for benefits	$101,719,779	$151,682,020

See accompanying notes.

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2008 and 2007

	2008	2007
Additions
Investment Income:
Net appreciation in fair value of investments	$-	$14,782,517
Dividends and interest	4,864,705	7,953,660
Total investment income	4,864,705	22,736,177

Contributions:
Employer	14,005,694	11,046,402
Participants	11,580,645	9,634,502
Rollover	1,678,453	3,767,825
Total contributions	27,264,792	24,448,729

Total additions	32,129,497	47,184,906

Deductions
Net depreciation in fair value of investments	78,152,423	-
Benefits paid to participants	3,840,974	3,094,851
Administrative fees	98,341	59,751

Total deductions	82,091,738	3,154,602

Net increase (decrease)	(49,962,241)	44,030,304

Net assets available for benefits:
Beginning of year	151,682,020	107,651,716

End of year	$101,719,779	$151,682,020

See accompanying notes.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

1. Description of the Plan

The Garmin International, Inc. 401(k) and Pension Plan (the Plan) is a contributory defined contribution plan available to full-time employees who are at least 21 years of age and have completed three months of service with Garmin International, Inc. (the Company), a wholly owned subsidiary of Garmin Ltd. Participants are permitted to enter the Plan after meeting eligibility requirements on either January 1 or July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code (the Code) maximum limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. The Company matches 75% of an employee’s contributions up to 10% of the employee’s compensation.

In addition, the Company makes an annual Money Purchase Pension Plan (MPP) contribution for eligible participants.  The MPP contribution is a 100% employer contribution equal to 5% of each eligible participant’s base salary.  Eligibility requirements for the MPP contribution are the same as the eligibility requirements to enter the Plan.  If a participant is not enrolled in the Plan, these contributions are invested in a default account in the participant’s name.

Certain other discretionary employer contributions to the Plan are at the sole discretion of the Company’s Board of Directors.

Effective January 1, 2007, the Plan adopted an amendment granting the participants the right to designate all or a portion of their elective deferrals as Roth Elective Deferrals and updated the vesting schedule for Non-Safe Harbor Non-Elective contributions.  For the year ended December 31, 2008 the Plan adopted an amendment intended as good faith compliance with the final regulations under Code §415 for defined contribution plans.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

Participants become fully vested in employer matching contributions to the Plan after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service. Participants become fully vested in MPP contributions and any other discretionary profit-sharing contributions after six years of continuous service. The vesting percentages are as follows: 0% through two years of service, 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years. The nonvested portions of terminated participants’ account balances are forfeited, and such forfeitures serve to reduce future employer contributions. The Plan retained $182,983 and $178,006 in forfeitures in 2008 and 2007, respectively.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

1. Description of the Plan (continued)

Participants may borrow from the Plan in the form of a loan. The loan is limited to the amount the participant may borrow without the loan being treated as a taxable distribution. The loan and any outstanding loan balance may not be more than 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. MPP contribution balances, or $50,000, whichever is less. The vested account provides the security for the loan, and the participant’s account may not be used as security for a loan outside of the Plan. Additionally, loans must be repaid with interest within five years from the date of the loan unless the loan is used to buy the participant’s principal residence. The loan may be repaid before it is due.

Upon termination of employment with the Company, participants have various options for receiving payment of their benefits.  If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments).  If the participant’s balance is less than $5,000 a lump sum distribution is required.  A lump sum distribution may be made in the form of rollover IRA or cash.  If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

Although the Company has not expressed any intent to do so, it has the right under the plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. 401(k) and Pension Plan. Copies of the Summary Plan Description are available from the plan administrator.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds and Garmin stock are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in the common collective trust is based on quoted redemption values on the last business day of the Plan’s year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Stable Value Fund), which is fully benefit-responsive. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan's interest in the T. Rowe Price Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the T. Rowe Price Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain items from the 2007 financial statements have been reclassified to conform to the 2008 presentation.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan adopted SFAS No. 157 effective fiscal year beginning January 1, 2008 and the adoption did not have a material impact on the Plan’s financial position.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2008	2007
Fair value as determined by quoted market price:
Oakmark Equity and Income Fund	$9,063,533	$10,198,687
Garmin Ltd. Common Stock	10,996,144	39,373,762
T. Rowe Price Equity Income Fund	5,550,261	10,468,370
T. Rowe Price Growth Stock Fund	5,002,960	8,233,372
T. Rowe Price Prime Reserve Fund	5,307,859	*
T. Rowe Price Retirement 2020 Fund	6,145,881	*
T. Rowe Price Retirement 2030 Fund	6,378,951	*
T. Rowe Price Retirement 2040 Fund	8,869,470	*
Vanguard Institutional Index Fund	6,209,018	9,147,665

*For the year ended December 31, 2007 the value of these funds did not exceed five percent of the Plan’s net assets.

The Plan’s investments were held by T. Rowe Price Trust Company at December 31, 2008 and 2007. During 2008, the Plan’s investments (including investments bought and sold, as well as held, during the year) decreased in fair value by $78,152,423, as presented in the following table:

Garmin Ltd. common stock	$30,516,885
Mutual funds	47,635,538
$78,152,423

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

4. Fair Value Measurements

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2  Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Stock & Mutual Funds	$96,233,615	$-	$-	$96,233,615
Common Collective Trusts	-	3,991,445	-	3,991,445
Loans to participants	-	1,548,074	-	1,548,074

Total investments at fair value	$96,233,615	$5,539,519	$-	$101,773,134

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 27, 2002, stating that the form of the Plan is qualified

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

5. Income Tax Status (continued)

under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2007-6 and Announcement 2001-77, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Transactions with Parties in Interest

The Company pays certain administrative costs and provides certain accounting and administrative services to the Plan for which no fees are charged.  Certain Plan investments are shares of mutual funds managed by the Trustee of the Plan.  Fees paid by the Plan for investment management and recordkeeping services amounted to $16,050 and $5,436 for the years ended December 31, 2008 and 2007, respectively.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Excess Contributions Refundable

Contributions received from participants for 2008 are net of payments of $90,771 made in March 2009 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  At December 31, 2008 and 2007, $90,771 and $0, respectively, have been included in the Plan’s statements of net assets available for benefits as excess contributions payable.

Garmin International, Inc.
401(k) and Pension Plan
Notes to Financial Statements

9. Reconciliation of financial statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

December 31, 2008
Net assets available for benefits per the
financial statements	$101,719,779
Adjustment from contract value to fair value for
fully benefit responsive investment contracts	(37,416)
Net assets available for benefits per
Schedule H of the Form 5500	$101,682,363

The following is a reconciliation of net increase (decrease) per the financial statements for the year ended December 31, 2008 to Form 5500:

For the Year Ended December 31, 2008

Net increase (decrease) per financial statements	$(49,962,241)
Change in adjustment from contract value to fair
value for fully benfit responsive investment
contracts	(56,335)

Net increase (decrease) per Schedule H of the Form 5500	$(50,018,576)

Supplemental Schedule

GARMIN INTERNATIONAL, INC. 401(k) AND PENSION PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)
December 31, 2008

	Number
	of Shares	Fair
Identity of Issuer	or Units	Value

Columbia Acorn Fund	210,308	$3,724,548
Garmin Ltd. Common Stock*	573,612	10,996,144
JP Morgan International Value Fund	219,498	2,221,316
Lazard Emerging Markets Portfolio	157,875	1,717,679
Oakmark Equity and Income Fund	420,387	9,063,533
Old Mutual Real Estate Fund	191,850	1,026,397
Oppenheimer International Growth Fund	172,622	3,100,289
PIMCO Total Return Institutional Fund	297,569	3,017,348
T. Rowe Price Equity Income Fund*	324,957	5,550,261
T. Rowe Price Growth Stock Fund*	260,029	5,002,960
T. Rowe Price Mid-Cap Growth Fund*	133,707	4,368,213
T. Rowe Price Mid-Cap Value Fund*	232,668	3,320,166
T. Rowe Price New Income Fund*	398,249	3,436,889
T. Rowe Price Prime Reserve Fund*	5,307,859	5,307,859
T. Rowe Price Retirement 2010 Fund*	114,243	1,280,665
T. Rowe Price Retirement 2020 Fund*	553,185	6,145,881
T. Rowe Price Retirement 2030 Fund*	571,591	6,378,951
T. Rowe Price Retirement 2040 Fund*	800,494	8,869,470
T. Rowe Price Retirement Income Fund*	7,656	79,006
T. Rowe Price Small-Cap Value Fund*	91,522	2,150,777
T. Rowe Price Stable Value Fund*	4,028,861	3,991,445
Van Kampen Small Cap Growth	220,569	1,693,969
Vanguard Institutional Index Fund	75,224	6,209,018
Vanguard Mid Cap Index Signal Fund	66,755	1,127,487
Vanguard Small Cap Index Fund	21,803	444,789
Loans to participants, interest rates from 4.5% to
8.75%, maturities through September 26, 2037	–	1,548,074
		$101,773,134

*Indicates party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. 401(k) AND
PENSION PLAN

By	/s/ Kevin Rauckman
Kevin Rauckman
Chief Financial Officer
Garmin International, Inc.

Dated:  June 19, 2009